

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Jeffrey W. Ferguson, General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

> **Re: The Carlyle Group L.P.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-176685**

Dear Mr. Ferguson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with any pictures or graphics you intend to use in the prospectus. We may have further comments upon review.

2.   We note that you have yet to file a number of exhibits, including the legality and tax opinions. Please file these exhibits as soon as possible so that we have adequate time to review them. We may have comments after we review these materials.

3.   Please provide all information required except that allowed to be excluded under Rule 430A of the Securities Act of 1933. As this information impacts disclosure throughout your filing, we will need adequate time to review it and may have additional comments once you provide the information.

4.   Prior to the effectiveness of the registration statement, please arrange for FINRA to call us or provide us with a letter indicating that FINRA has cleared your underwriter's compensation.

5.   We note that you do not believe that The Carlyle Group L.P. is an investment company for purposes of sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 ("Company Act"). Please provide further information necessary to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for The Carlyle Group L.P., including, but not limited to, each of The Carlyle Group L.P.'s intermediate holdings companies, Carlyle Holdings and the Parent Entities (as those terms are defined in the registration statement). Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

       (a)   Please identify and explain any interests in the Carlyle investment funds held by or through Carlyle Holdings. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do Carlyle Holdings and/or Parent Entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

       (b)   Please explain why an investment in The Carlyle Group L.P. is not equivalent to an investment in a fund of funds.

6.   We note that your statement that The Carlyle Group L.P. is not an investment company under section 3(b)(1) of the Company Act. Please explain your belief in light of certain prior Commission statements (*see*, *e.g.*, Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-Voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

7.   Please explain whether the offering by The Carlyle Group L.P. should be considered an indirect offering of the Carlyle investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Prospectus cover page

8.   In addition to the significant risks you include on the cover page and on page 9, please briefly note your intention to rely on the exemption from the requirement of the

applicable exchange or market relating to the makeup of your nominating, corporate governance and compensation committees.

Summary, page 1

The Carlyle Group, page 1

9.   Please revise your disclosure to briefly state how you generate revenues and income. Please briefly describe each type of fee, carried interest and other source of revenue, and briefly explain what the fee is based upon, or how it is structured or calculated. As indicated in the first paragraph on page 195, please disclose that your ability to generate carried interest is a significant factor in your business and has historically accounted for a significant portion of your income. While we note that disclosures about your fees are made at various points throughout the prospectus, we believe it would be helpful for investors to be provided with this information at the outset of your summary in order to better understand disclosures that follow.

Our Business, page 2

10.   We note your presentation of total segment revenues, total ENI and total distributable earnings. Please balance these disclosures with your most directly financial measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K.

Fund of Funds Solutions, page 4

11.   We note your disclosure in the last paragraph on page 11 regarding the allocation of carried interest with respect your arrangements with the historical owners and management team of AlpInvest. Since this acquisition resulted in a substantial increase in your AUM and represents a significant percentage of your Total AUM and Fee-earning AUM, please include a cross-reference to the discussion on page 11 so that investors can immediately realize your ability to benefit from historical commitments and future investments to your fund of funds vehicles.

12.   In the second bulleted paragraph of your fund of funds risk factor on page 57, you indicate that AlpInvest's management team will manage operations without any day-to-day input from Carlyle personnel. Please revise the first paragraph in your disclosure to clearly indicate that you do not currently advise or otherwise participate in the management of the AlpInvest funds. Also clarify, if true, that you have not yet begun advising separate accounts and further indicate your anticipated timeline for commencing such activity.

Demonstrated Record of Investment Performance, page 6

13.　　In addition to presenting gross internal rates of return and net internal rates of return, you present realized/partially realized gross internal rate of returns. Please expand your disclosures to clarify how these rates are determined and why you believe it provides useful information in addition to the gross internal rates of return and net internal rates of return. Please address any risk associated with using these rates as an indicator of investment performance. Address this comment as it relates to your presentation of this fund performance metric within Management's Discussion and Analysis as well.

14.　　We note your disclosure in the first paragraph in smaller font immediately following the investment performance chart. Please revise to restore the larger font size as this disclaimer should be prominently displayed to potential investors in your company.

Financial Strength, page 7

15.　　We note your presentation of ENI, a non-GAAP performance measure. Please balance this disclosure with your most directly financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K.

Investment risks, page 9

16.　　Please revise the third bullet point to further explain that the potential volatility of your revenue, income and cash flow is influenced by the following factors:
- You receive carried interest only when investments are realized and receive a certain level of return;
- The amount of your transaction fees;
- Changes in the carrying values and performance of the investments of the investment funds you advise; and
- The timing and receipt of carried interest depends on the life cycle of the carry funds.

17.　　Please revise the second paragraph to clearly state the current status of the legislation and provide a cross-reference to the risk factor on page 31 to provide appropriate context so that investors are fully informed of the level of support the legislation received. Please also consider describing each of the significant tax-related risks you discuss in this paragraph after its own bullet point in order to better highlight and distinguish these risks.

Organizational Structure, page 10

18.　　Given the density of information disclosed in this section, please revise to provide appropriate subheadings to focus investors on key areas. For example, we note that the second paragraph on page 13 provides a brief discussion of material U.S. federal tax considerations.

19.   In the diagram provided on page 12, please show the estimated percentages that TCG Carlyle Global Partners L.L.C., Carlyle Group Management L.L.C and Public Investors will each own in Carlyle Group L.P. immediately following this offering. In this regard, also disclose the percentage economic rights the Existing Owners will have in Carlyle Holdings.

The Offering, page 16

Cash Distribution Policy, page 17

20.   Where you discuss quarterly and annual distributions that you will cause Carlyle Holdings to make, please clarify, if true, that these distributions will be made to the limited partners as well as The Carlyle Group L.P.

21.   Where you discuss the tax distributions to partners of Carlyle Holdings partnerships, please clarify, whether distributions from the partnerships to your subsidiaries are required to be passed along to holders of common units. We note your disclosure elsewhere that while you intend to make annual distributions in an amount sufficient to cover anticipated taxes, it is possible that tax liabilities will exceed the cash distributions that holders of common units receive from you.

Exchange rights of holders of Carlyle Holdings partnership units, page 18

22.   Please revise to disclose that investors in common units will experience immediate dilution of their common units as a result of the exchange and provide a cross-reference to the risk factor on page 70.

23.   We assume that exchanges of Carlyle Holdings partnership units reduce the number of votes that TCG Carlyle Global Partners L.L.C. is entitled to vote as the holder of the special voting unit. If true, please describe this in this section.

Risk Factors, page 24

Risks Related to Our Company, page 24

Adverse economic and market conditions could negatively impact our business . . . page 24

24.   Please revise your disclosure in the second paragraph here or in the next risk factor to also address how the recent speculation regarding the potential inability of European countries to pay their national debt may impact your ability to secure debt financing. We note your disclosure in the last sentence of the third paragraph on page 97.

Changes in the debt financing markets could negative impact the ability of certain . . . , page 25

25.   If you are aware that any of your portfolio companies, or group of portfolio companies, are unable to repay or refinance debt, and if this may have a material impact on your financial condition, results of operations or liquidity, or that of any segment, please discuss this, providing quantifying information where available, in MD&A.

Regulatory changes in the United States could adversely affect our business . . . , page 34

26.   We note your disclosure in the second bulleted paragraph. If any bank holding companies, insured depositary institutions or other entities subject to the "Volcker Rule" are invested in your funds to a material extent, please revise your disclosure here to explain your exposure in this regard.

We may need to pay "giveback" obligations if and when they are triggered . . . , page 52

27.   We note your disclosure here and in the last paragraph on page 101 that realized carried interest may be clawed-back if the fund's investment values decline below certain levels. Given that any distributions to common unit holders will be made on a quarterly basis and the fact that carried interest is determined on a deal-by-deal basis, please disclose how the giveback obligation will impact prior cash distributions made to common unit holders. If you will seek recovery of all or a portion of those cash distributions, please state so. Please also revise your disclosure in the Cash Distribution Policy section on page 87 accordingly.

28.   Please disclose the amount of accrued giveback obligations as of June 30, 2011, as disclosed in the last paragraph on page 145. Please also disclose the estimated amount of cash you intend to reserve for repayment of any giveback obligations. Please also consider whether your intent in this regard impacts your Use of Proceeds disclosure on page 86.

We may hold or acquire certain investments through an entity . . . , page 76

29.   Please revise your disclosure to provide more specific disclosure regarding the adverse U.S. tax consequences to U.S. holders of common units who indirectly own an interest in a PFIC or CFC, or include a cross reference to a more complete discussion elsewhere in the prospectus.

Organizational Structure, page 78

Reorganization, page 82

30.   Please revise the second paragraph to briefly state why you are making one or more cash distributions to the owners of the Parent Entities prior to the date of the offering.

Holding Partnership Structure, page 84

31.   Please ensure that you avoid unnecessarily vague references here and throughout your disclosures. For example, in the penultimate paragraph of this section, you refer to "certain wholly-owned subsidiaries of The Carlyle Group L.P." that must pay taxes, rather than refer to the affected subsidiaries by name. Please revise this paragraph and other disclosures to simplify and clarify disclosures where possible.

Use of Proceeds, page 86

32.   Please revise the second paragraph to state the interest rate maturity date of the indebtedness. To the extent that any of the borrowings you are repaying were incurred within a year, please ensure that you describe their purpose. See Instruction 4 to Item 504 of Regulation S-K.

33.   We note that you intend to use a portion of the proceeds to fund acquisitions and strategic investments. Please revise to comply with Instructions 5 and 6 to Item 504 of Regulation S-K or otherwise advise us accordingly.

Cash distribution policy, page 87

34.   Please revise the last paragraph on page 88 to provide the frequency and amount of cash distributions for the two most recent fiscal years. See Item 201(c) of Regulation S-K.

Management's Discussion and Analysis, page 95

Trends Affecting our Business, page 96

35.   Please revise the second bulleted paragraph to identify the segments particularly impacted during the 2008 and 2009 economic downturn. In this regard, we note your disclosure in the second paragraph of the risk factor on page 24. Please also indicate whether you believe the volatility in August 2011 impacted certain segments more than others, and if so, please identify them.

Key Financial Measures, page 100

Revenues, page 100

36.   To the extent materially different, describe and quantify the ranges of management fees and performance fee terms by segment. Please also disclose the specific terms of any individual management or performance fee arrangement that is material to an understanding of historical or future results of operations or cash flows. Terms should be disclosed in enough detail to allow a reader to have a reasonable understanding of the

impact such arrangements had or may have on results of operations and cash flows, on a consolidated and segment basis.

37.   Please provide a discussion about the recognition of management fees and performance fees to address the following:

- The measurement periods for fees (monthly, quarterly, annual);
- When amounts are paid;
- The types of situations which require repayment of amounts received;
- The amount of performance fees recognized, but still subject to giveback;
- The amount of performance fees recognized, but still subject to giveback, that have been distributed;
- The amount or performance fees reversed each period presented on a consolidated basis as well as by segment.
- The amounts of performance fees distributed. Quantify amounts held in segregated and/or collateralized accounts.
- The total amount of any deferred performance fees (presumably subject to giveback). Separately quantify distributed and undistributed performance fees.
- Quantify the existence of any material "high water marks" whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark.

If any individual fund had a material impact on segment management or performance fees for any period presented, or if any individual investment fund makes up a material amount of segment AUM for any period presented, the above information should also be provided for that individual fund.

Non-GAAP Financial Measures – Economic Net Income, page 105

38.   Clarify what you mean by the term "value creation."

Assets Under Management, page 105

39.   On page 106, you state that total AUM tends to be a better measure of investment and fundraising performance as it reflects assets at fair value plus available uncalled capital. In this regard, please tell us what consideration you gave to presenting rollforwards for and discussing total AUM in addition to fee-earning AUM.

40.   Please revise your rollforwards of fee-earning AUM to separately present and discuss each significant component, including the following:

- Changes due to market appreciation/(depreciation);
- Changes due to redemptions;
- Changes in capital commitments; and

- Changes in the collateral balances in CLOs.

    Ensure you provide footnotes to the rollforwards to clearly explain the components of each line item and to clarify the interplay of the Available Capital, End of Period and Limited Partner Capital Deployed with your fee-earning AUM.

41. Please provide a reasonably detailed discussion accompanying each of your rollforwards of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your rollforward for each period presented on a consolidated basis as well as by segment, including market appreciation/(depreciation). Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

42. As part of your discussion of your fee-earning AUM, please provide readers with a meaningful understanding of the performance of each of your significant funds by type. For each significant fund impacting fee-earning AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

43. Please clarify how the amounts described in (a) through (e) under the Fee-earning Assets under Management heading on page 106 correspond to the amounts presented in the table detailing the components of fee-earning AUM at the top of page 107. This can be done by cross-referencing the descriptions on page 106 with the amounts on page 107. Please also clarify why the fee-earning AUM based on capital commitments would be significantly more than available capital presented in the table at the bottom of page 107. For example, fee-earning AUM based on capital commitments as of June 30, 2011 was $42,507 compared to available capital of $25,261 as of June 30, 2011.

44. Please disclose the extent of any significant changes in fee-earning AUM or total AUM subsequent to June 30, 2011. Quantify the portion of the change that was attributable to performance as opposed to redemptions/investments. Disclose which investment types, segments, or individual investments were most significantly impacted. For any such significant changes, please disclose and quantify the impact on future results of operations and cash flows.

45. Please disclose the weighted average AUM balance during each period presented.

Combined and Consolidated Results of Operations, page 108

General

46.   You indicate in the headnote to your Selected Financial Data on page 92 that the
        consolidated funds are not the same entities in all periods shown due to changes in
        U.S. GAAP, changes in fund terms and the creation and termination of funds. Please
        highlight any significant changes in your disclosures and correspondingly address the
        impact on your results of operations for each period presented.

48.   To the extent material to an understanding of your consolidated or segment results of
        operations, provide the following expanded disclosures:
        • Discuss and quantify the management fees earned by an individual investment fund.
          It may also be necessary to provide a detailed discussion of the funds' underlying
          investments to fully explain;
        • Discuss if and how changes in the investment strategies of your assets under
          management have impacted your results;
        • Discuss if and how changes in the investment concentrations of your assets under
          management have impacted your results;
        • Quantify performance fees earned by type individual investment fund. Discuss any
          increase/decrease in fees due to meeting performance targets and/or realization events
          from period to period. Discuss and quantify any reversals of incentive/performance
          fees during the period. Discuss and quantify any other factors affecting
          incentive/performance fees. It may also be necessary to provide a detailed discussion
          of the funds' underlying investments to fully explain;
        • Discuss the reasonable likelihood of attaining specific thresholds in future periods to
          earn performance fees for any individual fund(s), if the realization or non-realization
          of such could have a material impact on the future results of operations. The timing
          and probability of future realization events should be discussed;
        • Discuss and analyze the potential of material give-backs by segment or individual
          fund; and
        • Discuss any trends that will materially affect future results of operations should be
          discussed in an appropriately balanced manner, such that readers can have an
          understanding of the probable future impact of the performance and activity by
          segment or any individual investment fund.

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

49.   Please separately disclose and discuss the amount of transaction and portfolio advisory
        fees.

Compensation and Benefits, page 110

50.   You discuss pro forma performance related compensation expense, which includes
        compensation and carried interest allocated to your senior professionals, as a percentage
        of performance fees. Please avoid using the term pro forma as it does not appear that the
        amount presented includes all the adjustments identified in your pro forma financial
        statements.

51.   Given that compensation and benefits appears to be your most significant expense, please
        expand your discussion to also discuss changes in total compensation and benefits
        expense as a percentage of revenues. Please provide this discussion at both a
        consolidated and segment level.

Interest and Other Income of Consolidated Funds, page 112
Interest and Other Expenses of Consolidated Funds, page 13

52.   Expand your disclosures to fully explain the nature of the underlying income and
        expenses related to your CLOs.

Net Investment Gains (Losses), page 113

53.   Your consolidated income (loss) before provision for income taxes appears to be
        materially impacted by the net investment gains (losses) of consolidated funds for most
        periods presented. For example, we note based on the disclosures provided on page F-32
        that you recorded a $752.4 million loss from the liabilities of CLOs. In this regard,
        please provide a comprehensive discussion and analysis of the investment activities
        generating these amounts for each period presented to allow investors to understand the
        material factors affecting the amounts recognized, realized and unrealized, and any
        material uncertainties or trends that may impact future results. In this regard, also discuss
        the gross realized gains, gross realized losses, gross unrealized gains, gross unrealized
        losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be
        necessary to provide a detailed discussion of the funds and/or the funds' underlying
        investments to fully analyze the components of this line item. Refer to Item 303(A)(3) of
        Regulation S-K and the corresponding instructions and Section 501.12 of the Financial
        Reporting Codification for guidance.

54.   For each period presented, please expand your disclosures to discuss net (income) loss
        attributable to non-controlling interests in consolidated entities to provide the investors
        with a better understanding of the underlying reasons for changes in this line item from
        period to period, including further discussion for the underlying reasons for changes in
        the net earnings/losses of your consolidated funds. In this regard we note that for the six
        months ended June 30, 2011 net (income) loss attributable to non-controlling interests in
        consolidated entities was a $191 million loss compared to income of $410.l million for
        the six months ended June 30, 2010. We also noted that there was a significant increase

in redeemable non-controlling interests from $694 million at December 31, 2010 to $1.01 billion at June 30, 2011. Please also discuss this amount as a percentage of total net income. Ensure your disclosure identifies the nature of each non-controlling interest for each period presented and, to the extent necessary, how such amounts are calculated.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009, page 111

55.   Please address the above comments related to your results of operations discussion for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 in your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

56.   Given the loss on CCC liquidation represented approximately 29% of your income (loss) before provision for income taxes, please provide additional background disclosures regarding the liquidation, including the terms of the liquidation and what the loss amount represents.

Non-GAAP Financial Measures, page 115

57.   Your disclosure indicates that the table you present sets forth information in the format used by management when making resource deployment decisions and assessing performance of your segments. Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm states that presenting full non-GAAP income statements may attach undue prominence to non-GAAP financial information. In this regard, we note that the level of detail in this table may be considered to be similar to the form and content of your full GAAP statement of operations. Please address the meaningfulness and appropriateness of this presentation.

58.   On page 105, you have identified Economic Net Income, Distributable Earnings, and Fee Related Earnings from Operations as Non-GAAP Financial Measures. Please reconcile Distributable Earnings and Fee Related Earnings from Operations to the most comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. In this regard, we note you reconcile economic net income to fee related earnings and fee related earnings to distributable earnings.

59.   Please re-label the line item "pro forma partner compensation" within your reconciliation of income (loss) before provision for taxes to economic net income to better indicate what this adjustment represents. In this regard, and based on footnote (1) this amount does not appear to be the pro forma partner compensation as presented in your pro forma financial statements but rather your historical compensation and carried interest allocated to your investment professionals that was accounted for equity distributions.

Segment Analysis, page 118

Corporate Private Equity, page 119

60.   Separately discuss material line item presented in your results of operations for your
        Corporate Private equity segment. In this regard, we note you first discuss Economic Net
        Income, Distributable Earnings and Fee Related Earnings before presenting a discussion
        of each line item which impacts such amounts. Please consider revising your
        presentation to provide your segment results of operations discussion that begins with a
        discussion and analysis of fund level fee revenues and the underlying components of such
        revenues. Similarly, you should separately discuss performance fees and its underlying
        components. In a similar fashion, segment expenses and their underlying components
        should then be discussed. Address this comment as it relates to your other segment
        discussions as well.

61.   Please expand your discussion and analysis of your total performance fees each period
        presented to provide investors with a more comprehensive explanation of the underlying
        investments in the portfolios of Carlyle Partners IV, L.P., Carlyle Partners V, L.P., and
        Asia Buyout in addition to any other funds materially impacting your net performance
        fees or that you expect to materially impact your net performance fees in the near future.
        To the extent that a reduction in the amount of performance fees created in a fund has
        occurred during any of the periods presented, please disclose this fact along with the
        underlying reasons. Further, to the extent that a material difference has occurred between
        the amount of performance fees created and the actual performance fees received by the
        fund, please disclose this fact along with the underlying reasons for the differences. For
        example, your disclosures on page F-27, state that approximately 31% of your accrued
        performance fees at December 31, 2010 and 79% of accrued performance fees at
        December 31, 2009 are related to an investment in a publicly-traded foreign company by
        a corporate private equity fund and related external co-investments. Performance fees
        from this investment were gains of $9.7 million for the year ended December 31, 2010,
        gains of $525.5 million for the year ended December 31, 2009, and losses of
        $391.4 million for the year ended December 31, 2008, or approximately 1% of total
        performance fees for the year ended December 31, 2010, 106% of total performance fees
        for the year ended December 31, 2009, and 44% of total performance fees for the year
        ended December 31, 2008. Given that it appears that this fund has significantly impacted
        both your accrued performance fees and performance fees recorded each period, please
        provide a discussion regarding this fund and in a similar manner identify the fund.

Jeffrey W. Ferguson, Esq.
The Carlyle Group L.P.
October 3, 2011
Page 14

62. We note that you have identified significant investment funds for each segment. For those funds which materially impacted your segment revenues and economic net income (loss) for each period presented, please provide the following disclosures:

- A description of the underlying fund investment(s). For example, identification of the actual underlying equity investment (name of company(s)), or type of investments if no underlying investment is material to the fund;
- A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;
- A discussion of the results of operations and fair value of the underlying investments, or individual investments material to an understanding of the fund performance.

63. Please discuss and quantify any increase/decrease in fees due to changes in fee-earning AUM balances from period to period as well as any other factors affecting management fees. In this regard, fund management fees decreased from $271.3 million for the six months ended June 30, 2010 to $259.6 million for the six months ended June 30, 2011 for the corporate private equity segment. You state that the decrease reflects lower fees from your third European buyout fund as well as the natural decrease in management fees that occurs on funds outside of their investment period as they sell investments. Funds during their investment period earn management fees based upon committed capital whereas funds outside of their investment period earn management fees based upon remaining invested capital. Please quantify each of these factors. Please further disclose how this decrease correlates to the Fee-Earning AUM amounts you present. Given that there was a slight increase in your fee-Earning AUM from June 30, 2010 to June 30, 2011, please disclose why there is a net decrease in management fees.

64. Please disclose and analyze the average percentage of management fees earned for each segment during each period presented with an explanation of any significant changes.

65. In addition to your current presentation of inception to June 30, 2011 internal rate of returns, please tell us what consideration you gave to presenting and discussing the internal rate of returns for each period presented. It appears that this would provide additional meaningful information regarding your revenues recorded each period.

66. Please ensure that you discuss each of the significant components of performance fee revenue recorded for each period presented. For example, in your discussion of Corporate Private Equity's net performance fees for the year ended December 31, 2010 compared to the year ended December 31, 2009, you discuss performance fees recorded for Carlyle Partners IV LP which represented approximately 53% of the performance fee revenues for this business segment. Please discuss any other significant components of the remaining 47% of performance fee revenue recorded during the period. Please also identify the specific funds so that a reader can determine which of the funds included in your tables the performance fees relate to. In a similar manner, you should discuss the specific funds for which you reversed performance fees during each period presented.

Real Assets, page 126
Global Market Strategies, page 133

67.   To the extent applicable, please address the above comments related to your Corporate
        Private Equity segment to your Real Assets and Global Market Strategies segment
        disclosures.

Fund Performance Metrics, page 137

68.   Please disclose how you determined which funds in your Global Market Strategies Funds
        segment to include in the tables.

Liquidity and Capital Resources

General, page 138

69.   You indicate on page 215 that as a result of the size of the increases in the tax basis of
        tangible and intangible assets of Carlyle Holdings, the payments that you may make
        under the tax receivable agreement will be substantial and that there may be a material
        negative effect on your liquidity, if, as a result of timing discrepancies or otherwise, the
        payments under the tax receivable agreement exceed the actual cash tax savings that the
        corporate taxpayers realize in respect of the tax attributes subject to the tax receivable
        agreement and/or distributions to the corporate taxpayers by Carlyle Holdings are not
        sufficient to permit the corporate taxpayers to make payments under the tax receivable
        agreement. You further disclose on page 65 that it is possible that the actual cash tax
        savings realized by the corporate taxpayers may be significantly less than the
        corresponding tax receivable agreement payments. Please address these liquidity
        concerns within your Management Discussion and Analysis.

Cash Flows, page 138

70.   You only present and discuss cash flows excluding the effect of your Consolidated Funds
        and CLOs. These amounts constitute non-GAAP measures. Your current presentation
        and disclosures place too much prominence on Non-GAAP amounts. Please revise your
        presentation and disclosures to present and discuss GAAP amounts. If you continue to
        also present and discuss these Non-GAAP amounts, please ensure that you comply with
        Item 10(e) of Regulation S-K.

Our Sources of Cash and Liquidity Needs, Page 139

71.   You have multiple sources of liquidity which include funds from your senior credit
        facility. Please clearly disclose the amounts available under your credit facility.

72.   Please disclose how you intend to fund your quarterly distributions to the general partner and tax distributions. Please also disclose the risk to your operations by making such distributions to investors.

73.   Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Our Balance Sheet and Indebtedness, page 141

74.   Please file the agreements governing the Senior Secured Credit Facility, the Claren Road Loan, and the Subordinated Notes, including all exhibits and schedules, as exhibits to your registration statement.

Contractual Obligations, page 144

75.   Please provide the information as of the latest fiscal year end balance sheet date. Also, revise your table to include all required periods. You have not provided information for the periods of "1-3 years" and "3-5 years". See Item 303(a)(5)(i) of Regulation S-K.

Critical Accounting Policies, page 147

General

76.   If significant judgment is involved in the calculation of AUM, and this judgment materially impacts the determination of revenue, it would appear that a separate critical accounting policy regarding the calculation of AUM should be provided as well as an expanded discussion of your current critical accounting policy related to fair value measurements. The following disclosures may be useful to investors:
*   The portion of AUM in which you have a role in estimating fair value;
*   The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;
*   For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on a third party pricing services, explain the inputs they are using to estimate the fair value of these assets;
*   For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;
*   Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;
*   Clarify why the fair value of certain securities may be different from the closing market price; and

- Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Fair Value Measurement, page 149

77.   Your disclosures in Note 4 to the financial statements indicate that the most significant assets measured at fair value on a recurring basis are hedge funds, bonds, and loans. In terms of liabilities, it appears that the most significant are loans payable of the CLOs. Please provide a more detailed discussion of the methodologies and assumptions used to determine fair value for each of these. Please also include a sensitivity analysis that demonstrates the impact that changes in the fair value could have on your results.

78.   Please disclose the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Quantitative and Qualitative Disclosures About Market Risk, page 152

79.   You discuss your exposure to market risk and the impact to your fund management fees of changes in market value of your investments. Please tell us what consideration you gave to also discussing the impact to your performance fees.

Unaudited Pro Forma Financial Information, page 154

General

80.   You indicate on page 32 that you will expend significant financial and other resources to comply with the requirements of being a public company. Please highlight this fact in your pro forma financial information.

81.   Prior to the date of the offering, the Parent Entities will also make to their owners one or more cash distributions of previously undistributed earnings and accumulated cash. Please tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per share data regarding these distributions.

82.   In regards to the restructuring and purchase of certain third party interests, we have the following comments.
- Please disclose how you will determine which third party interests should be purchased and which should be restructured;
- Please disclose the purpose of restructuring the ownership of certain carried interest rights and whether each former owner will receive the exact same carried interest rights as prior to the restructuring, and whether consideration in any form will be exchanged; and

- Please clarify under how you determined which of the remaining beneficial interests would be held directly by such beneficial owners and which would be reflected as non-controlling interests in your financial statements.

83.   In regards to the contribution of the parent entities and other interests to Carlyle Holdings, your senior Carlyle professionals, Mubadala and CalPERS will contribute all of their interests in:
- TC Group, L.L.C. to Carlyle Holdings I L.P.;
- TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P. to Carlyle Holdings II L.P.; and
- TC Group Cayman, L.P. to Carlyle Holdings III L.P; and
- your senior Carlyle professionals and other individuals engaged in your business will contribute to the Carlyle Holdings partnerships a portion of the equity interests they own in the general partners of your existing carry funds.

84.   In consideration of these contributions your existing owners will receive Carlyle Holdings partnership units. Please clearly disclose the terms of this exchange in the pro forma financial information. Please provide us with following additional information regarding the terms of the reorganization:
- Please clearly identify each entity that is part of the reorganization, including the entities that existed prior to the reorganization and the entities that will exist after the reorganization;
- For owners in each entity that existed prior to the reorganization, please help us understand how you determined how many units would be given to them of the newly created entities and of which entities they would be given units. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given; and
- Please clarify whether anyone who is not an existing owner will receive units of the newly created entities in the reorganization. If so, please tell us the terms under which these units will be given to these non-existing owners, including if any consideration will be paid. Please also help us understand why units of the newly created entities would be given to them.

85.   You will enter into a tax receivable agreement with your existing owners that will provide for the payment by the corporate taxpayers to your existing owners of 85% of the amount of cash tax savings, if any, in U.S. federal, state and local income tax that the corporate taxpayers realize as a result of increases in tax basis and certain other tax benefits related to your entering into the tax receivable agreement. Please disclose the significant terms of the tax receivable agreement and how you intend to account for it.

86.   Please show precisely how you arrived at each adjustment amount, which should include a discussion of any significant assumptions and estimates to arrive at the amount. Please

separately present and show precisely how you computed each component of an adjustment if there are multiple components. Your additional disclosures should include revisions to the following adjustments:

- Adjustment 1(f) on page 160;
- Adjustment 1(f) on page 168;
- Adjustment 2(b) and (c) on page 168; and
- Adjustment 3(b) on page 171

Notes to the Unaudited Condensed Combined and Consolidated Pro Forma Balance Sheet

Note 1. Business Acquisitions, page 158

87.   You acquired a 60% equity interest in AlpInvest Partners B.V. on July 1, 2011. Based on the pro forma financial information provided, you intend to consolidate this entity as of July 1, 2011. On page 57, you disclose the following regarding your relationship with AlpInvest Partners B.V.:

- You will restrict your day-to-day participation in the AlpInvest Partners B.V. business;
- The management team of AlpInvest Partners B.V. will continue to carry out independent asset management operations without day-to-day participation by your personnel;
- Your representatives will serve on the board of AlpInvest Partners B.V. but you will observe substantial restrictions on your ability to access investment information or engage in day-to-day participation in the investment business of AlpInvest Partners B.V., including a restriction that its investment decisions are made and maintained without involvement by your personnel and that no specific investment data, other than data on the investment performance of its client mandates, will be shared.

88.   Please tell us whether the above listed restrictions are by your choice or whether the terms of the acquisition agreement require you to comply with these restrictions. Please help us better understand the business purpose for the acquisition in light of the above restrictions. Please provide us with a summary of your significant rights and obligations as a 60% equity owner in this entity, including the number of the board seats that will be occupied by your representatives as well as the total number of board members that serve on the board of AlpInvest Partners B.V.

89.   For adjustment (a), it appears that certain of the amounts reflected in the table of estimated fair value of assets acquired, liabilities assumed, and non-controlling interests on page 160 do not agree to the historical or total business acquisitions column amounts. For example, it is not clear how you arrived at the Investments of Consolidated Funds amounts on page 159 compared to the amounts provided on page 160. It is also not clear how you arrived at the cash and cash equivalents amounts on page 159 compared to the amounts provided on page 160. Please clarify your disclosures as necessary for each of the amounts.

90.   You present the total amount of acquisition-date fair value of equity interests and other contingent consideration. Please expand you disclosures to separately disclose those amounts related to contingent consideration. For each of these components, please disclose any estimates or assumptions you used to arrive at these amounts.

91.   Please discuss the extent to which total consideration could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of any additional potential payments, if applicable. Finally, disclose when you expect the purchase price allocation to be finalized.

Note 2. Reorganization and Other Adjustments, page 161

92. You indicate under the caption IPO Equity Awards on page 213 that at the time of the offering and under your Equity Incentive Plan that you intend to grant deferred restricted units and phantom deferred restricted units to your employees and that you intend to settle those units in cash. Please address the need to reflect these grants as liabilities in your pro forma balance sheet. Please also address the need to discuss the funding of this liability within the section Our Sources of Cash and Liquidity Needs on page 139.

93.   For adjustment (c), expand your disclosure to clarify why this adjustment is necessary. Also clarify whether you have reduced the deferred tax asset amount with a valuation allowance. If so, disclose the gross amount of the deferred tax asset and the related valuation allowance. If not, please address your consideration of whether a valuation allowance needs to be recorded.

94.   For adjustment (e), please clearly show how you arrived at the amount of equity interests to issue to Mubadala. Please also address the accounting implications related to the 7.5% discount to the IPO price.

95.   For adjustment (h), please disclose the terms of this restructuring of ownership of certain carried interest rights allocated to former owners of the Parent Entities such that you clarify how you determined the amount to classify to non-controlling interests.

3. Adjustments for Non-Controlling Interests, page 163

96.   For component (3) to adjustment (a), please disclose the terms of this restructuring of ownership of certain carried interest rights allocated to former owners of the Parent Entities such that you clarify how you determined the amount to reduce Carlyle Group's members' equity and accordingly, reduce the balance of non-controlling interests in consolidated entities. If this adjustment relates to the purchase of a portion of the beneficial interests at fair value, clarify why there does not appear to be a related cash adjustment. In addition, your explanation for this component does not appear to be

consistent with the explanation provided in adjustment 2(h) on page 163 which relates to an increase in non-controlling interests in consolidated entities.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 166

General

97.   It appears that there may be material nonrecurring charges which result directly from the business acquisitions, reorganization and offering transactions which will be included in your income within the 12 months succeeding the transactions. For example, it would appear that you would have nonrecurring acquisition costs for AlpInvest and ESG. In addition, it appears that you may incur material nonrecurring compensation expenses as part of the Reorganization related to the issuance of vested partnership units. Please address the following comments in this regard:

- Separately disclose and reflect these transactions in your pro forma balance sheet as necessary. Refer to Rule 11-02(b)(5) of Regulation S-X.
- Revise your pro forma statement of operations caption "net income" to "income from continuing operations before nonrecurring charges directly attributable to the transaction" and quantify such nonrecurring charges. Refer to Rule 11-02(b)(5) of Regulation S-X.

1. Business Acquisitions, page 166

98.   For adjustment (d), please help us understand how you are arriving at the adjustment amount. The amount borrowed of $116.6 million multiplied by the variable interest rate range disclosed does not appear to equal to the adjustment amount of $9.9 million for the year ended December 31, 2010. Please advise or revise as necessary.

99.   For adjustment (e), please disclose the nature of the deferred tax liabilities, why you are amortizing these liabilities, the estimated amortization periods, and how you determined the estimated amortization periods.

2. Reorganization and Other Adjustments, page 168

100.   We refer you to footnote (3) to Adjustment 2(b) on page 168. As part of the Reorganization, there will be a reallocation of carried interest to senior Carlyle professionals and other individuals who manage your carry funds, such that the allocation to these individuals will be approximately 45% of all carried interest, on a blended average basis. Prior to the reorganization, the level of such allocations vary by fund, but generally are at least 50% of the carried interests in the fund. Please clarify whether these professionals and individuals will be compensated in some form for this reduction in allocation.

101.   As part of the reorganization, your existing owners will receive Carlyle Holdings
        partnership units as well as unvested deferred restricted units and phantom deferred
        restricted units will be granted to your employees at the time of this offering. Note 2 (c)
        on page 169 appears to address your accounting for the grant of the unvested deferred
        restricted units. Please disclose and discuss how you intend to account for the phantom
        deferred restricted units that will be granted to your employees.

3. Adjustments for Non-Controlling Interests, page 171

102.   Please help us better understand the nature of adjustment (a) and why this would result in
        a pro forma adjustment as it appears that these amounts would already be reflected in the
        historical financial statements.

Business, page 178

Competitive Strengths, page 176

103.   Please revise to distinguish a carry fund from an active carry fund.

Demonstrated Record of Investment Performance, page 178

104.   Please further explain to us why the diversified nature of the strategies used in your
        Global Market Strategies segment limits your ability to provide an aggregate investment
        performance for this segment.

Business Segments, page 180

105.   We note the use of "active investments" and "active funds" in the tables presented in this
        section. Please define these terms.

Corporate Private Equity, page 180

106.   Please revise your disclosure with respect to your growth capital funds to further describe
        your investment mandate by indicating what constitutes a "leading" company and what
        factors you consider in determining whether a company has unrealized growth potential.

107.   Please revise the first paragraph under the chart on page 181 to indicate what you mean
        when you state that an investment is "fully realized".

Global Market Strategies, page 183

108.   Please revise your disclosure in the third bulleted paragraph to quantitatively define
        "middle-market mezzanine investments".

109.   Please revise your disclosure in the first bulleted paragraph on page 184 to briefly
       describe how long/short credit hedge funds operate.

Fund of Funds Solutions, page 184

110.   Please revise the first paragraph to explain how your advising of customized separate
       accounts and co-mingled vehicles will be different from the segment's current operations.
       Please also clarify whether Carlyle professionals will advise these accounts. Also,
       indicate when you expect to begin engaging in these new activities.

Investment Approach, page 185

Fund of Funds Solutions, page 189

111.   In the second bulleted paragraph, please revise your disclosure as follows:
       • Discuss who conducts the rigorous investment analysis and decision process
         for selecting investments. For example, does AlpInvest have a dedicated
         Investment Committee? Please also indicate who has ultimate authority to
         approve new investments.
       • Disclose the frequency of "regular reviews" and disclose who conducts these
         reviews.

Our Family of Funds, page 190

112.   Please explain to us why you determined to present total capital commitments for your
       carry and structured credit funds and fund of funds and assets under management for your
       hedge funds.

Properties, page 200

113.   Please file all material leases as exhibits to your registration statement. See Item
       601(b)(10)(ii)(D) of Regulation S-K.

Legal Proceedings, page 200

114.   Please revise your disclosures throughout this section to provide complete information as
       required by Item 103 of Regulation S-K. For example, we note that you have not
       disclosed the relief sought in several of your disclosed complaints, specifically identified
       the parties in all cases, indicated the court in which the Guernsey liquidators filed suit and
       provided complete information regarding the suit in Kuwait.

Composition of the Board of Directors after this Offering, page 203

115.   Please confirm to us that if you identify the persons who will be appointed as directors prior to effectiveness, you will include the information for them required by Item 401 of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

Executive Compensation, page 206

116.   Please provide compensation information for your most recently completed fiscal year, 2010, in CD&A, the summary compensation table, and other disclosures.

Compensation Elements, page 206

117.   Please note that while we allow registrants to omit certain pricing information from the preliminary prospectus of an initial public offering in the early stages of the review process, disclosure of items that do not constitute pricing information, such as executive compensation disclosure, should not be omitted. Please include all compensation information in the next amendment. We may defer further review of your filing until you provide the information in an amended registration statement.

118.   Please be advised that we may have additional comments on your disclosures in this section after you provide the missing information, including the amounts in the Summary Compensation Table.

Annual Bonuses, page 206

119.   Please revise your disclosure to describe, for each named executive officer, the individual contributions you considered in determining the awarding of and amount of the discretionary bonuses.

Summary Compensation Table, page 207

120.   Please disclose the actual amounts of cash distributions that you paid out to each of your named executive officers for 2010.

Material U.S. Federal Tax Considerations, page 253

121.   Please note that we may have further comments on this section once we have reviewed the tax opinion.

Taxation of our Partnership and the Carlyle Holdings Partnerships, Page 253

122.   In your discussion of qualifying income, please elaborate on what type of income (qualifying versus non-qualifying) is produced by the various activities you conduct and

income you generate. For example, is carried interest expected to be qualifying or non-qualifying income?

Taxation of Carlyle Holdings I GP Inc., page 255

123.   Based on your discussion of the Qualifying Income Exception, we assume that the activities you conduct that are not expected to produce qualifying income will be organized under Carlyle Holdings I GP Inc., a Delaware corporation, and its subsidiaries. In this way, Carlyle Holdings I GP Inc. may receive or generate non-qualifying income, but will be able to distribute qualifying income to you in the form of dividends. If true, please disclose this.

Consequences to U.S. Holders of Common Units, page 256

124.   We note the discussion in the third paragraph of this section regarding qualified foreign corporations. Please clarify whether it is your intention that Carlyle Holdings III GP L.P. will be a qualified foreign corporation. We note disclosure on page 255 that it is taxable as a foreign corporation for U.S. federal income tax purposes.

Section 754 Election, page 260

125.   Please clarify what impact the Section 754 election made by Carlyle Holdings I L.P. will have and on whom. We note disclosure that there will be no adjustment for a transferee of common units in respect of Carlyle Holdings I L.P. or Carlyle Holdings III L.P. regardless of whether a Section 754 election is made in respect of those partnerships because you own your interests in these entities through Carlyle Holdings I GP L.P. and Carlyle Holdings III GP L.P. Will holders and transferees of your common units be impacted differently from existing holders and their transferees as a result of the Section 754 election by Carlyle Holdings I L.P.?

Pricing of the Offering, page 276

126.   We note your statement that the estimated initial public offering price range is subject to change. Please note that your estimate of the price range at the time of effectiveness must be bona fide, and that any change in the price range provided in the preliminary prospectus will be subject to our review and further comment. See Instruction 1 to Item 501(b)(3) of Regulation S-K.

Certain ERISA Considerations, page 271

127.   Please remove the description of the discussion that it is "general" in nature, as this may suggest to investors that you are not responsible for the disclosure.

Legal Matters, page 277

128.   Please revise to also indicate that Simpson Thacher & Bartlett, LLP will also provide a legal opinion regarding tax matters.

Where You Can Find More Information, page 277

129.   You are responsible for providing accurate and complete disclosure in your prospectus. Accordingly, please clarify that you have discussed the material terms of contracts, agreements and other documents you refer to in the fourth sentences as being incomplete.

Financial Statements

General

130.   Please tell us what consideration you gave to providing a balance sheet of your general partner, Carlyle Group Management L.L.C. If applicable, please provide the following disclosures regarding your relationship:
   •   Any material transactions with the general partner, such as a substantial receivable from or payable to a general partner, or any affiliate of the general partner. Disclose the pertinent terms of any material transactions;
   •   Any commitment, intent or reasonable possibility that the general partner will fund cash flow deficits or provide other direct or indirect financial assistance. Describe the nature and extent of the any funding or financial support arrangement; and
   •   Any commitment by an affiliate of the general partner to increase or maintain the general partner's capital, if the commitment could reasonably be expected to impact you. For example, disclose when an affiliate has committed to maintain the general partner's capital when there is a commitment, intent or reasonable possibility that the general partner will provide financial support to you. Describe the nature and extent of the affiliate's commitment to the general partner.

Carlyle Group

Audited Financial Statements

Combined and Consolidated Balance Sheets, page F-6

131.   As indicated in Note 5, your line item Investments relates mostly to accrued performance fees. Please re-label this caption accordingly or separately present accrued performance fees.

Combined and Consolidated Statements of Changes in Equity, page F-8

132.   Please revise the title of this statement to also refer to the changes in redeemable non-controlling interests in consolidated entities.

Notes to the Financial Statements

General

133.   Please disclose how you account for your joint venture with Riverstone Investment Group L.L.C.

Note 1. Organization and Basis of Presentation, page F-11

134.   Your financial statements combine the accounts of four affiliated entities: TC Group, L.L.C., TC Group Cayman L.P., TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P., as well as their majority-owned subsidiaries, which you determined are under common ownership and control by your individual partners, California Public Employees' Retirement System, and Mubadala Development Company. Please provide a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:
   - The specific individuals, families, or affiliated groups in your control group and why they should be included in the control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration; and
   - For each of the entities included in your historical combined financial statements, please address:
       o The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group; and
       o How you determined each of these members should be included in the control group of this individual entity and why. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

Fund Management Fees, page F-13

135.   Please further clarify the significant terms of your management contractual agreements separately for affiliates and nonaffiliates by addressing the following:
   - Please disclose the typical length of time of the management agreements;
   - Management fees for corporate private equity and real assets funds generally range from 1% to 2% of commitments during the investment period of the relevant fund. Please also address what the range of management fees is subsequent to the investment period; and
   - You disclose the management fee range for CLOs. Please also disclose the range for other funds in the global market strategies segment.

136.   Disclose the significant terms of your transaction advisory and oversight services covered by separate contractual agreements and separately quantify your transaction advisory and oversight service fees earned for each period presented.

Cash and Cash Equivalents, page F-16

137.   Please clarify in your disclosures the differences between the amounts disclosed in this note as the cash held from carried interest distributions for potential giveback and the amounts disclosed in on page F-39 as the accrual for potential repayment of previously received performance fees in your discussion of contingent giveback obligations.

Derivative Instruments, page F-17

138.   Based on your Combined and Consolidated Statements of Changes in Equity, it appears that you have derivative instruments that you have entered into other than those related to your CLOs for which you have disclosed in Note 12. Please address the need to provide the additional disclosures required by ASC 815 for your non-CLO derivative instruments.

Note 3. Acquisitions and Acquired Intangible Assets, page F-19

139.   Please expand your disclosures to disclose the terms of the contingently issuable equity interest, including, if known, the maximum number of units that may be issued and the deemed per unit fair value of such units.

Fair Value Measurement, page F-22

140.   You disclose on the bottom of page F-23 that the fair value of CLO assets was based on quotations from reputable dealers or relevant pricing services. The fair value of CLO loans payable was determined based on both discounted cash flow analyses and third-party quotes. Please clarify which assets and liabilities you are referring to in the table provided on page F-24. It you are also referring to the bonds, loans, and loans payable of the CLOs included in your table, please reconcile between this disclosure and your classification of these assets and liabilities as Level III based on the descriptions provided on page F-22. Please further clarify how you are using third party quotations.

Note 5. Investments, page F-26

141.   We note you separately present investment and investments of consolidated funds on your balance sheet. For clarity purposes, please consider presenting the disclosures related to your investments of consolidated funds in a separately labeled footnote.

142.   You state that there were no individual investments with a fair value greater than five percent of total assets. Please confirm, and revise to clarify if true, that you have no

individual investments, including derivative instruments, which constitute more than 5% of your net assets or provide the disclosures called for by ASC 946-210-50(c).

Note 6. Non-Controlling Interests in Consolidated Entities, page F-32

143.   To help reconcile the amounts presented in this note to the amounts reflected on your Combined and Consolidated Statements of Changes in Equity, please separately disclose the net income (loss) attributable to equity appropriated for consolidated funds and to provide a subtotal for the net income (loss) attributable to other non-controlling interests in consolidated entities. In a similar manner, in Note 7, please separately disclose the comprehensive income (loss) attributable to equity appropriated for consolidated funds and the comprehensive income (loss) attributable to other non-controlling interests in consolidated entities.

144.   Please include a table to show the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

Note 9. Loans Payable

Subordinated Loan Payable to Affiliate, page F-35

145.   Please disclose how you determined the fair value of the 2% equity interests and disclose the deemed per unit value of those interests.

Debt Covenants, page F-36

146.   Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 10. Commitments and Contingencies

Contingent Obligations (Giveback), page F-39

147.   You have withheld $193.6 million and $202.6 million from distributions of carried interest to partners and employees for potential giveback obligations as of December 31, 2010 and 2009, respectively. Such amounts are held by an entity not included in the accompanying combined and consolidated balance sheets. Please help us better

understand the nature of these amounts, including whether you have recorded the performance fee revenue associated with these, how you determined that you do not need to record these obligations, and which entity is holding these amounts.

Legal Matters, page F-40

148.   For certain of the matters listed you state that you believe the claims are without merit and you will vigorously contest all allegations or you state that you are currently unable to anticipate what impact the matter may have on you. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

149.   If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 13. Income Taxes, page F-47

150.   Please provide the tabular reconciliation of unrecognized tax benefits required by ASC 740-10-50-15A as well as disclose the net difference between the tax bases and the reported amounts of your assets and liabilities. Refer to ASC 740-10-50-16.

Note 14. Segment Reporting, page F-48

151.   Please disclose the methodology used to allocate overhead costs to each segment and whether there have been any changes in that methodology during any of the periods presented. Refer to ASC 280-10-50-29.

152.   Please clearly present and discuss any significant components of the total reconciling items in your notes to the table. For example, in your description of the expenses reconciling items of $(576.0) million, you refer to the charges and credits associated with Carlyle corporate actions and non-recurring items as detailed in item (d). It is not clear which charges and credits you are referring to.

Jeffrey W. Ferguson, Esq.
The Carlyle Group L.P.
October 3, 2011
Page 31

Unaudited Financial Statements

153.   Please address the above comments, as applicable.

Notes to the Financial Statements

Note 9. Loans Payable

Subordinated Loan Payable to Affiliate, page F-93

154.   You elected the fair value option to measure the subordinated notes at fair value. At
        June 30, 2011, the fair value of the subordinated notes was $511.7 million. You refer to
        Note 4 for additional disclosures related to the fair value of these instruments as of
        June 30, 2011; however it does not appear that there are any specific disclosures
        regarding how you determined the fair value of these notes. Please advise or expand your
        disclosures as necessary.

Item 17. Undertakings, page II-2

155.   Please delete the undertaking provided in paragraph 2 as it appears to be inapplicable to
        your offering. Please revise to include the undertakings required by Items 512(f) and
        512(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Joshua Ford Bonnie, Esq.